EXHIBIT 21.1

SUBSIDIARIES OF GYRE THERAPEUTICS, INC.

Note: Gyre Therapeutics, Inc. or one of its Subsidiaries has 100% ownership of the Subsidiaries listed below, except for Beijing Continent Pharmaceuticals Co., Ltd. (65.2%) and Beijing Continent Biomedical Technology Co., Ltd (65.2%).

Subsidiaries	Jurisdiction
Further Challenger International Limited	British Virgin Islands
Nepenthe Holdings Limited	Hong Kong
Ratel Holdings Limited	British Virgin Islands
Aaring Limited	Hong Kong
Rosefinch Holdings Limited	British Virgin Islands
Continent Pharmaceuticals Inc.	Cayman Islands
BJContinent Pharmaceuticals Limited	Hong Kong
Beijing Continent Pharmaceuticals Co., Ltd.	People’s Republic of China
Beijing Continent Biomedical Technology Co., Ltd.	People’s Republic of China